UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70596

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capconnect + Emarkets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 North Westlake Blvd., Suite 160
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	(347) 853-6534	rich@finopsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W.
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzan	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Konstantinos Dafoulas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capconnect + Emarkets, LLC, as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: kostas Dafoulas B66069DD4DA04A6...

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPCONNECT+ EMARKETS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2025

CAPCONNECT + Emarkets, LLC

Table of Contents

PAGE

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of CapConnect+Emarkets, LLC.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CapConnect+Emarkets, LLC as of September 30, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CapConnect+Emarkets, LLC as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CapConnect+Emarkets, LLC's management. My responsibility is to express an opinion on CapConnect+Emarkets, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CapConnect+Emarkets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CapConnect+Emarkets, LLC's financial statements. The Supplemental Information is the responsibility of the CapConnect+Emarkets, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CapConnect+Emarkets, LLC's auditor since 2023.

Tarzana, California
December 9, 2025

CAPCONNECT+ EMARKETS, LLC

Statement of Financial Condition
September 30, 2025

ASSETS

Cash and Cash Equivalents	$	36,089
Accounts Receivable		312,500
Prepaid Expenses and Other Assets		2,086
Total Assets	$	350,675

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	8,440
Due to Parent		1,888
Total Liabilities		10,317
Member's Equity		340,358
Total Liabilities and Member's Equity	$	350,675

CAPCONNECT+ EMARKETS, LLC

Statement of Income
For the Year Ended September 30, 2025

REVENUES		
Revenue Share Income		$9,467
Software Licensing Agreement		937,500
Interest Income		1,641
Total Revenue	$	948,608
OPERATING EXPENSES		
Professional Fees		40,679
Intercompany Expenses		7,056
Email Archiving & Software		5,212
Insurance		6,612
Regulatory Fees		3,057
Office and Other Expenses		2,176
		64,792
NET INCOME	$	883,816

CAPCONNECT+ EMARKETS, LLC

Statement of Changes Member's Equity
For the Year Ended September 30, 2025

	Total Member's Equity
Beginning balance, October 1, 2024	$ 53,242
Distributions	(596,700)
Net Income	883,816
Ending balance, September 30, 2025	$ 340,358

CAPCONNECT+ EMARKETS, LLC

Statement of Cash Flows
For the Year Ended September 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	883,816
Adjustments to reconcile net income to net cash used in		
Operating activities:		
(Increase) decrease in assets:		
Accounts Receivable		(312,500)
Prepaid Expenses and Other Assets		(1,683)
Increase (decrease) in liabilities:		
Accounts Payable		2,373
Due to Parent		1,417
Total adjustments		(310,393)
Net Increase provided by operating activities		573,423
Cash flows from financing activities		
Distributions		(596,700)
Net Decrease in cash and cash equivalents		(23,277)
Cash and Cash Equivalents at beginning of year		59,366
Cash and Cash Equivalents at end of year	$	36,089
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	0-
Income taxes	$	0

CAPCONNECT+ EMARKETS, LLC

Notes to Financial Statements
September 30, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Capconnect+ Emarkets, LLC (the "Company"), a Delaware Limited Liability Company, was formed on September 27, 2020. The company received approval as a broker dealer by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) effective August 10, 2021. The Company maintains an office in Westlake Village, California and is wholly owned by CapConnect+ Inc. (the "Parent").

The Company is approved, on a placement agent basis, to broker the sale of registered and private placement debt securities. The Company licenses, from its Parent, CapConnect+, Inc., a cloud-based debt issuance platform. During the year ended September 30, 2025, the Company signed a three-year agreement with one customer to lease the platform from the Company. The agreement is for three years ending September 30, 2027 with one quarter advanced notice of termination which would be the fee. The Company does not clear trades nor carry customer accounts. The Company does not take custody of customer cash or securities and operates in reliance on Footnote 74 to SEC Release 34-70073 and does not require the services of a clearing firm.

Accounting Method

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Concentrations of Credit Risk

The Company is engaged in activities in which counter parties primarily include corporations, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Fair Value Measurement

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

CAPCONNECT+ EMARKETS, LLC

Notes to Financial Statements
September 30, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

The Company had no financial instruments to measure for fair value as of September 30, 2025.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2025, the amount in excess of insured limits was zero. 99% of the revenue was from one customer.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through September 30, 2025.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At September 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at September 30, 2025 the Company's net capital of $25,772 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater, by $20,772, and the Company's ratio of aggregate indebtedness of $10,317 to net capital was 0.40:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

During the fiscal year ended September 30, 2025, the Company has an expense sharing arrangement with its Parent company and incurred a monthly allocation of overhead costs. As of September 30, 2025, the intercompany balance owed to the parent was $1,888. This amount is included in due to parent company in the accompanying statement of financial condition. Total expenses incurred during the year ended September 30th, 2025 was $7,056, which was recorded as Intercompany Expenses on the Statement of Income.

Note 5: LEASE OBLIGATIONS

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as it has no formal lease agreements and no recorded rent expense for the year ended September 30, 2025.

Note 6: COMMITMENTS AND CONTINGENCIES:

The Company was not subject to any litigation during the period October 1st, 2024, through September 30, 2025.

Note 7: SEGMENT REPORTING:

The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end September 30, 2025, through December 9, 2025, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. There was a distribution in the amount of $250,000 on October 30th, 2025

CAPCONNECT+ EMARKETS, LLC

Schedule I
Statement of Net Capital
September 30, 2025

	Focus 09/30/2025	Audit 09/30/2025	Change
Member's Equity, September 30, 2025	$ 340,358	$ 340,358	-
Less: Non-allowable Assets			
Prepaid Expenses and Other Assets	2,086	2,086	
Accounts Receivable	312,500	312,500	
Tentative net capital	314,586	314,586	
Haircuts:	-	-	-
NET CAPITAL	25,772	25,772	
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000	5,000	-
Excess net capital	$ 20,772	$ 20,772	
Aggregate indebtedness	$ 10,317	$ 10,317	-
Ratio of aggregate indebtedness to net capital	0.40:1	0.40:1	

There are no differences between the Audit and FOCUS filed at September 30, 2025

The accompanying notes are an integral part of these financial statements

9

CAPCONNECT+ EMARKETS, LLC

September 30, 2025

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation
as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements as supported by footnote 74 to SEC Release 34-70073.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
CapConnect+EMarkets, LLC
Westlake Village, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which CapConnect+EMarkets, LLC, stated that CapConnect+EMarkets, LLC does not claim and exemption unver paragraph (k) of 17 C.F.R s, business activities are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2025, without exception. CapConnect+EMarkets, LLC's management, is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CapConnect+EMarkets, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
December 9, 2025

CAPCONNECT+ EMARKETS, LLC

Assertions Regarding Exemption Provisions

CapConnect+ Emarkets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DocuSigned by:

kostas Dafoulas

B66069DD4DA04A6

Konstantinos Dafoulas
Date 12/9/2025